Filed by Steelcase Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: Steelcase Inc.

Commission file number: 001-13873

Steelcase Dealer FAQ

1.	What was announced?

•	We announced that Steelcase has signed an agreement to be acquired by HNI Corporation, bringing together the industry’s best brands to more customers.

•	By combining our complementary portfolios, we will be able to serve more customers across a wider range of price points.

•

Our combined innovation and execution engine, brand strategy and financial strength will enable us to invest in innovation, accelerating the development and launch of new products that will continue to define the future of the workplace.

•	The combined company will have an enhanced financial profile, positioning us to accelerate and increase investments in digital transformation and customer-centric buying experiences.

•	Together, we will be poised to redefine what’s possible in the world of work, workers and workplaces.

2.	Why is HNI the right partner for Steelcase?

•	HNI is a leader in workplace and residential building products in North America with a family of trusted brands and a broad network of more than 600 dealers.

•	HNI’s business is largely complementary to ours, and they have a shared commitment to human-centered solutions.

•	Together, we will offer a broad set of the most respected and widely recognized brands across a wider range of price points and diverse industry segments.

•

Like us, they are an organization built on honesty and integrity, with a culture centered around treating their stakeholders with dignity and respect, protecting the planet and honoring their commitments.

•	Steelcase and HNI have a shared vision to advance the industry for customers and dealers around the world.

•	Importantly, HNI recognizes the critical role you play in our success, and our strong dealer relationships are one of the reasons HNI found this combination so compelling.

3.	What does this mean for dealers? What are the benefits?

•

This is a transformative combination in our industry that will bring significant value to you, our dealer partners. HNI recognizes the critical role you play in our success, and our strong dealer relationships are one of the reasons HNI found this combination so compelling. Combining with HNI will offer significant opportunities to benefit our dealer network.

•

The Steelcase and HNI businesses and portfolios are highly complementary. Together, we will offer a broad set of the most respected and well-recognized brands across a wider range of price points and diverse industry segments including large corporate, small and medium-sized businesses, healthcare, education, and hospitality.

•

Our combined innovation and execution engine, brand strategy and financial strength will enable us to invest in innovation, accelerating the development and launch of new products that will continue to define the future of the workplace.

•	The combined company will have an enhanced financial profile, positioning us to accelerate and increase investments in digital transformation and customer-centric buying experiences.

4.	Will my dealer incentives change as a result of this combination?

•

There won’t be any changes to the current fiscal year incentive plans or changes to the cash discount at this time. Looking ahead, we expect that combining with HNI will offer significant opportunities to benefit our dealer network.

5.	Will this change the way we work together?

•	The transaction is expected to be completed by the end of calendar 2025, subject to certain customary closing conditions.

•	Until then, we remain independent companies, and we will continue to operate just as we do today.

•

This means all business will continue in normal course – there will be no changes to existing contracts or our Blue Book as a result of the transaction, your sales contacts will remain the same, and our customers can expect the high-quality solutions and services that are synonymous with the Steelcase name.

•	Once we close, we expect you’ll work with the combined company much like you work with us today. And over time, we look forward to realizing the many benefits this transaction offers, together.

6.	Will there be any changes to my contracts, existing orders or pricing?

•	The transaction is expected to be completed by the end of calendar year 2025, subject to certain customary closing conditions.

•	Until then, we remain independent companies, and we will continue to operate just as we do today. This means there are no changes to our existing contracts, orders, pricing or how we work with you.

•	We will continue to communicate with you as we move forward in the process leading up to close and beyond.

7.	Will dealers carry both Steelcase and HNI’s lines?

•	The transaction is expected to be completed by the end of calendar year 2025, subject to certain customary closing conditions.

•

Until then, we remain independent companies, and we will continue to operate just as we do today. There will be no changes to existing contracts and all business will continue in the normal course. This means you can continue to order the same brands and products that you know and trust from Steelcase as usual.

•	Remember that today is just day one, and there are many decisions to be made about how to best bring our companies together after close.

•	Over the coming weeks, we will establish a joint integration planning team with members from both companies, tasked with preparing a detailed and thoughtful plan to bring our businesses together.

•	We’ll share more details as we move forward in the process.

8.	We carry both Steelcase and HNI products. What does this mean for me? Will I be able to combine both of my contracts?

•	The transaction is expected to be completed by the end of calendar year 2025, subject to certain customary closing conditions.

•

Until then, we remain independent companies, and we will continue to operate just as we do today. There will be no changes to existing contracts and all business will continue in the normal course. This means you can continue to order the same brands and products that you know and trust from Steelcase as usual.

•	We will continue to communicate with you as we move forward in the process leading up to close and beyond.

9.	Will any Steelcase products or brands be discontinued after the transaction closes?

•	Steelcase is the leading brand in the industry and will continue to be a go-to-market brand.

•	Following close, we will continue to operate as Steelcase, with our winning brand and business strategy.

10.	Will there be any impact on production and delivery times related to the combination?

•	We are focused on making this a seamless process for you.

•

This means you can expect us to continued delivering the high-quality solutions and services that are synonymous with the Steelcase name and, once the transaction closes, we expect even further improved service levels.

11.	What will happen to Steelcase and HNI showrooms?

•	We do not expect any changes to our regional WorkLife Center locations.

•	Over the coming weeks, we will establish a joint integration planning team with members from both companies, tasked with preparing a detailed and thoughtful plan to bring our businesses together.

•	As we look to the future, and as leases expire, the combined company will evaluate the need to renew WorkLife Center locations as appropriate and needed in the normal course of business.

12.	How do we handle competitive pricing and strategy when the two brands are competing?

•	The transaction is expected to be completed by the end of calendar year 2025, subject to certain customary closing conditions.

•	Until then, we remain independent companies, and we will continue to operate just as we do today.

•

This means that given the complementary nature of our businesses and portfolios, each brand maintains its own competitive pricing and go-to market strategies, and there is no coordination or sharing of information between the two, especially as it relates to pricing.

•	Our team remains focused on serving our customers and helping the world work better.

13.	Will my company contacts change?

•	Your company contacts will remain unchanged.

14.	What are the next steps?

•	While we are excited about coming together, today is just the first step.

•	The transaction is expected to be completed by the end of calendar year 2025, subject to certain customary closing conditions.

•	Until then, we remain independent companies, and we will continue to operate just as we do today.

•	This means that there will be no changes to existing contract agreements and all business will continue in the normal course.

•	Your sales contacts also will remain the same and our customers can expect the high-quality solutions and services that are synonymous with the Steelcase name.

15.	Who can I contact if I have more questions?

•	We are committed to keeping you informed as we work through this transition.

•	In the meantime, should you have any questions, please don’t hesitate to reach out to your Channel or Sales contact.

•	You can also submit any questions you have through the Integration Feedback Form you received via email.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results.

All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication).

Participants in the Solicitation

HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March  11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10 K for the fiscal year ended December 28, 2024, filed with the SEC on February  25, 2025; in HNI’s Current Report on Form 8 K filed with the SEC on June  20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase and their ownership of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May  28, 2025; under the heading “Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10 K for the fiscal year ended February 28, 2025, filed with the SEC on April  18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”